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                              October 31, 2022

       Mark Horowitz
       Chief Financial Officer
       Longview Acquisition Corp. II
       767 Fifth Avenue, 44th Floor
       New York, NY, 10153

                                                        Re: Longview
Acquisition Corp. II
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed: October 21,
2022
                                                            File No.: 001-40242

       Dear Mark Horowitz:

              We have limited our review of your filing to issues related to the following comment. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A

       General

   1. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or
has substantial ties with, a non-U.S. person. If so, please revise your filing to include
risk factor disclosure that addresses how this fact could impact your ability to complete
your initial business combination. For instance, discuss the risk to investors that you may
not be able to complete an initial business combination with a target company should
the transaction be subject to review by a U.S. government entity, such as the Committee
on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further,
disclose that the time necessary for government review of the transaction or a
decision to prohibit the transaction could prevent you from completing an initial business
combination and require you to liquidate. Disclose the consequences of liquidation to
investors, such as the losses of the investment opportunity in a target company, any price
appreciation in the combined company, and the warrants, which would expire worthless.
 Mark Horowitz
FirstName LastNameMark
Longview Acquisition Corp.Horowitz
                           II
Comapany
October 31,NameLongview
            2022          Acquisition Corp. II
October
Page 2 31, 2022 Page 2
FirstName LastName
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Sean Healy at (202) 551-5586 or Abby Adams at (202) 551-6902 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Industrial
Applications and
                                                          Services
cc:      Christopher Capuzzi